Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

ARTICLES OF INCORPORATION OF

RICEBRAN TECHNOLOGIES

The undersigned, Peter G. Bradley and Todd T. Mitchell hereby certify that:

ONE:         Peter G. Bradley is the duly elected Executive Chairman and Todd T. Mitchell is the duly elected Secretary of RiceBran Technologies, a California corporation (“Corporation”).

TWO:        Article Three of the Articles of Incorporation of the Corporation shall be amended to read in full as follows:

ARTICLE THREE

“Each ten (10) shares of the Common Stock of the Corporation issued and outstanding or held in treasury as of 5:00 p.m. Pacific Standard Time on the date this Certificate of Amendment of the Articles of Incorporation is filed with the Secretary of State of the State of California (the “Effective Time”) shall be reclassified as and changed into one (1) share of Common Stock of the Corporation, without any action by the holders thereof. Each shareholder who, immediately prior to the Effective Time, owns a number of shares of Common Stock which is not evenly divisible by ten (10) shall, with respect to such fractional interest, be entitled to receive from the Corporation one (1) whole share of Common Stock, as of the date this Certificate of Amendment of Articles of Incorporation is filed with the Secretary of State of the State of California (the “Reverse-Split”). This Corporation is authorized to issue two (2) classes of shares of stock designated respectively “Common Stock” and “Preferred Stock.” Following the Reverse-Split, the total number of shares of Common Stock that this Corporation is authorized to issue is 15,000,000 and the total number of shares of Preferred Stock that this Corporation is authorized to issue is 20,000,000.

The Preferred Stock may be divided into such number of series as the board of directors may determine. The board of directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The board of directors, within the limits and restrictions stated in any resolution or resolutions of the board of directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.”

THREE:    The foregoing amendment of the Articles of Incorporation has been approved by the board of directors of the Company.

FOUR:      The foregoing amendment of the Articles of Incorporation was approved by the holders of the requisite number of shares of the corporation in accordance with Sections 902 and 903 of the California Corporations Code at the 2022 Annual Meeting of Shareholders held July 14, 2022. The total number of outstanding shares entitled to vote with respect to the foregoing amendment was 52,169,146 shares of Common Stock and zero shares of Preferred Stock. The number of shares voting in favor of the foregoing amendment equaled or exceeded the vote required, such required vote being a majority of the outstanding shares of Common Stock.

This Certificate of Amendment shall become effective at 11:59 PM PST on August 25, 2022.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Date:

/s/ Peter G. Bradley

Peter G. Bradley, Executive Chairman

/s/ Todd T. Mitchell

Todd T. Mitchell, Secretary